Exhibit 99.1

For immediate release Chennai, India, October 21, 2022

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Sify reports Consolidated Financial Results for Q2 FY 2022-23

Revenues of INR 7938 Million. EBITDA of INR 1509 Million.

HIGHLIGHTS

•	Revenue was INR 7938 Million, an increase of 14% over the same quarter last year.
•	EBITDA was INR 1509 Million, an increase of 2% over the same quarter last year.
•	Profit before tax was INR 220 Million, a decrease of 52% over the same quarter last year.
•	Profit after tax was INR 112 Million, a decrease of 69% over the same quarter last year.
•	CAPEX during the quarter was INR 2234 Million.

(IN INR MILLION)	30.09.2022	31.03.2022
EQUITY	14,850	14,476

BORROWINGS
Long term	9067	7769
Short term	7622	7483

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “India has displayed remarkable insulation against the global recession sentiments. This is due to the country’s strong fiscal fundamentals and its attractiveness as a safe investment geography. The Government has ensured that the economic agenda stays the course and digital ambitions begin to deliver the intended social welfare gains.

The influx of MNCs is bringing both opportunities and technologies to our shores. Domestic Enterprises and Start-ups are banking on this positive sentiment to accelerate their Digital transformation journey. The future is full of promises and possibilities”.

Mr. Kamal Nath, CEO, said, “Indian Enterprises have fast-tracked their digital initiatives based on their success navigating the pandemic and are now operationalizing pandemic-era innovations. Enterprise priorities are building businesses-aligned digital models, enhancing end user experience, deploying resilient business continuity models and mitigating security risks.

Our Data Center and Cloud services, Digital and Network services are all important building blocks to enable customers’ business priorities, and we expect each of the businesses to grow with the related investments”.

Mr. M P Vijay Kumar, CFO, said, “We are leveraging demand to aggressively build capacity across our Data Centers. Investment into Network and tools will be in accordance with this demand, without losing sight of fiscal discipline.

With increase in capacity utilization, we should see our digital services find demand and further contribute to the revenue mix.

Cash balance at the end of the quarter was INR 2775 Million”.

BUSINESS HIGHLIGHTS

•	The Revenue split between the businesses for the quarter was Data Center colocation services 32%, Digital services 25% and Network services 43%.

Business				% Growth
Revenue (INR				Q2 2022-23 vs
Millions)	Q2 FY 2022-23	Q2 FY 2021-22	FY 2021-22	Q2 2021-22
Data Center services	2547	1851	7494	37.60
Digital Services	2004	2174	7520	(7.82)
Network services	3387	2961	12012	14.39
TOTAL	7938	6986	27026

•	During the quarter, Sify has invested USD 772,000 in start-ups in the Silicon Valley area as part of our Corporate Venture Capital initiative. To date, the cumulative investments stand at USD 4.21 Millions.

•	Sify commissioned incremental capacity of 5MW at the Hyderabad data center in the quarter.

•	As on September 30, 2022, Sify provides services via 834 fiber nodes and 1880 wireless base stations across the country, a 10% and 2% increase respectively over the same quarter last year.

•	The network connectivity services has now deployed 5600 SDWAN service points across the country.

CUSTOMER ENGAGEMENTS

Among the most prominent new contracts during the quarter were the following:

Data Center Services

•	International players who signed up for Data Center space include a social media network, a credit rating agency and a cloud security company.
•	Migration from the competition to Sify DC included a nationalized bank and the government’s rural development authority.
•	The country’s premier hotel chain, a mobile engagement platform, a supply chain major and a regional broadband service provider contracted to migrate from their on-premise DC to Sify DC.

Digital services

•	Industry majors from Insurance, IT, Healthcare, retail and NBFC contracted to migrate from on-premise DC to our Cloud platform.
•	A cloud-based payroll processing player and a NBFC contracted for Greenfield cloud projects.
•	An Indian conglomerate signed up to build a Campus network and managed services.
•	A large Public Sector bank, a state government body, a private insurance major and a domestic agrochemical manufacturer renewed their managed services contract.
•	A national insurance information body, a private insurance player and an NBFC signed up for DC and Infra managed services.
•	Two state governments, a couple of insurance majors, a pan-India retail player, a software start-up and the cyber wing of a state government contracted for services such as DRaaS, PaaS and IaaS.
•	A large private bank contracted to expand their Data Center.

•	A State cooperative bank contracted for security infrastructure and managed services.

Network Services

•	An international Cloud security company, a global technology company and two Private banks contracted to have their networks built.
•	A large Public insurance company, an edutech unicorn and the housing division of a Public sector insurance player contracted for managed and secure SDWAN service.
•	One of the largest Private banks contracted for Cloud connectivity network.
•	A subsidiary of the Central bank responsible for payment infrastructure contracted to expand their WiFi footprint across their location.
•	A global consulting major and a cooperative bank contracted for collaboration services.
•	The business rolled out trials of its fully automated self-service portal, allowing customers to provision network-on-demand for more than 200 locations.
•	Sify received the gateway license for Kolkata, making it the third international gateway.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended
	September	September	June
Description	2022	2021	2022
Revenue	7,938	6,986	7,709
Cost of Revenues	(4,988)	(4,201)	(4,910)
Selling, General and Administrative Expenses	(1,441)	(1,308)	(1,274)
EBITDA	1,509	1,477	1,525

Depreciation and Amortisation expense	(956)	(790)	(927)
Net Finance Expenses	(362)	(252)	(281)
Other Income (including exchange gain)	29	33	78
Other Expenses (including exchange loss)	-	(7)	-
Profit before tax	220	461	395
Current Tax	(167)	(205)	(163)
Deferred Tax	59	100	39
Profit for the period	112	356	271

Profit attributable to:
Reconciliation with Non-GAAP measure
Profit for the period	112	356	271
Add:
Depreciation and Amortisation expense	956	790	927
Net Finance Expenses	362	252	281
Other Expenses (including exchange loss)	-	7	-
Current Tax	167	205	163
Less:
Deferred Tax	(59)	(100)	(39)
Other Income (including exchange gain)	(29)	(33)	(78)
EBITDA	1,509	1,477	1,525

About Sify Technologies

A Fortune India 500 company, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising the largest MPLS network, top-of-the-line DCs, partnership with global technology majors, vast expertise in business transformation solutions modelled on the cloud make it the first choice of start-ups, incoming Enterprises and even large Enterprises on the verge of a revamp.

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Security services and conduct their business seamlessly from more than 1600 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore.

Sify, www.sify.com, Sify Technologies, Sify Infinit Spaces limited, Sify Digital Services limited and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2022, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	Grayling Investor Relations	20:20 Media

Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	Lucia Domville +1-646-824-2856 Lucia.Domville@grayling.com	Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com